UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Telecom Argentina S.A.

Item

1.                                    English translation of a letter dated May 9, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 9, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

I am writing to you as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), regarding the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018 and as an update to the information published by the Company through Relevant Matter dated November 28, 2018.

In this regard, we attach the note received today from CVH informing us that yesterday it had been served notice of a resolution rendered on May 6, 2019 by the Federal Civil and Commercial Court No. 3 in re “Cablevisión Holding S.A. v. Argentine Securities & Exchange Commission on Injunctions” (File No. 7998/2018), whereby the Court ordered to extend the duration of the injunction timely requested by CVH with the scope provided, for a term of three additional months as from its expiration date.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

Buenos Aires, May 9, 2019

Mr. Board of Directors Chairman

Telecom Argentina S.A.

50 Alicia Moreau de Justo, Floor 13

City of Buenos Aires

RE.: Mandatory Public Tender Offer promoted and formulated by Cablevisión Holding S.A.. Notification of the injunction duration extension.

Dear Sirs,

María Lucila Romero, in my capacity of attorney in fact of Cablevisión Holding S.A. (the “Company”), I am witting to you in order to inform that, the Company has been notified, yesterday, of the resolution rendered on May 6, 2019 by the Federal Civil and Commercial Court No. 3 in re “Cablevisión Holding S.A. v. Argentine Securities & Exchange Commission on Injunctions” (File No. 7998/2018), whereby the Court ordered to extend the duration of the injunction timely requested by the Company with the scope provided, for a term of three additional months as from its expiration date.

Please find attached a free translation of the Court’s decision.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucia Romero
Attorney in Fact

FREE TRANSLATION

National Judicial Branch

FEDERAL CIVIL AND COMMERCIAL COURT 3

7998/2018

CABLEVISIÓN HOLDING SA V. ARGENTINE SECURITIES & EXCHANGE COMMISSION ON INJUNCTIONS

Buenos Aires, May 2019. RE

[Procedural formalities intentionally omitted]

Having considered the request of the file received for a decision (see p. 508), the decision of the Court of Appeals on p. 509, second paragraph and considering the specific circumstances of this case, given that there is no evidence in the case that the factual and legal situation that justified at the time the decision rendered in pp. 316/320, and considering also the diligent conduct performed by the claimant, we deem it appropriate to extend the duration of the injunction with the scope provided, for a term of three additional months as from its expiration date.

Let this decision be communicated, allowing such notice to occur on non-business days and hours.

Let this file be returned to the Court of Appeals, and let this decision serve as notice.

Signature Date: 06/05/2019

Signed by: JOSE LUIS CASSINERIO, ACTING JUDGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 9, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations